# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SLM Corp, CIK 0001032033
CUSIP: 78442P106
Title of class of securities: Common Stock, par value $0.20 per share
Address of issuer's principal executive offices: 300 CONTINENTAL DRIVE, NEWARK, Delaware (DE), 19713
Date of event which requires filing of this statement: 05/07/2025
Amends the filing with accession number 0000921895-22-000821
Filed by CIK 0001786767
Persons authorized to receive notices and communications: CHRISTIAN ASMAR, IMPACTIVE CAPITAL LP, 450 West 14th Street, 12th Floor, New York, New York (NY), 10014, 212-218-8810; LAUREN TAYLOR WOLFE, IMPACTIVE CAPITAL LP, 450 West 14th Street, 12th Floor, New York, New York (NY), 10014, 212-218-8810; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Impactive Capital LP (CIK 0001786767): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,193,975; sole dispositive power 0; shared dispositive power 9,193,975; aggregate amount beneficially owned 9,193,975 (4.4% of the class)
- Impactive Capital LLC (CIK 0001786731): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,193,975; sole dispositive power 0; shared dispositive power 9,193,975; aggregate amount beneficially owned 9,193,975 (4.4% of the class)
- Wolfe Lauren Taylor (CIK 0001699118): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,193,975; sole dispositive power 0; shared dispositive power 9,193,975; aggregate amount beneficially owned 9,193,975 (4.4% of the class)
- Asmar Christian (CIK 0001787532): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,193,975; sole dispositive power 0; shared dispositive power 9,193,975; aggregate amount beneficially owned 9,193,975 (4.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.20 per share
Name of issuer: SLM Corp
Address of issuer's principal executive offices: 300 CONTINENTAL DRIVE, NEWARK, Delaware (DE), 19713

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

The 9,193,975 Shares beneficially owned by the Impactive Funds were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 9,193,975 Shares beneficially owned by the Impactive Funds is approximately $112,569,833, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

The sales of the securities reported herein were undertaken for the purposes of effectuating a portfolio rebalancing and are not an indication of the Reporting Persons' view on the future prospects of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 209,856,503 Shares outstanding as of April 21, 2025, which is the total number of Shares outstanding as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 28, 2025.

A. Impactive Capital
As of the date hereof, Impactive Capital beneficially owned 9,193,975 Shares held by the Impactive Funds.

Percentage: Approximately 4.4%

B. Impactive Capital GP
As the general partner of Impactive Capital, Impactive Capital GP may be deemed to beneficially own the 9,193,975 Shares held by the Impactive Funds.

Percentage: Approximately 4.4%

C. Ms. Taylor Wolfe and Mr. Asmar
Each of Ms. Taylor Wolfe and Mr. Asmar, as Managing Members of Impactive Capital GP, may be deemed to beneficially own the 9,193,975 Shares held by the Impactive Funds.

Percentage: Approximately 4.4%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

A. Impactive Capital
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,193,975
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,193,975

B. Impactive Capital GP
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,193,975
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,193,975

C. Ms. Taylor Wolfe and Mr. Asmar
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,193,975
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,193,975
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

A. Impactive Capital
The transactions in the Shares by Impactive Capital through the Impactive Funds during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference.

B. Impactive Capital GP
Impactive Capital GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Impactive Capital through the Impactive Funds during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference.

C. Ms. Taylor Wolfe and Mr. Asmar
Each of Ms. Taylor Wolfe and Mr. Asmar have not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Impactive Capital through the Impactive Funds during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated to read as follows:

As of April 7, 2025, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in Securities

## Signatures
- Impactive Capital LP: /s/ Lauren Taylor Wolfe, Lauren Taylor Wolfe, Managing Member of Impactive Capital LLC, its General Partner (05/09/2025)
- Impactive Capital LLC: /s/ Lauren Taylor Wolfe, Lauren Taylor Wolfe, Managing Member (05/09/2025)
- Wolfe Lauren Taylor: /s/ Lauren Taylor Wolfe, Lauren Taylor Wolfe (05/09/2025)
- Asmar Christian: /s/ Christian Asmar, Christian Asmar (05/09/2025)